FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Private Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of April 2004 (April 9, 2004)

	THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F   X    		Form 40-F

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        			No   X

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        			No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a letter, dated April 6, 2004, by the Chairman and Chief Executive of The New Corporation Limited ("News Corporation") to the shareholders regarding News Corporation's announcement that it is pursuing a reorganization that would change News Corporation's place of incorporation to the United States.








































				SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


						THE NEWS CORPORATION LIMITED



Date:	April 9, 2004				By:	/s/ Arthur M. Siskind
							Arthur M. Siskind
							Director
























				EXHIBIT INDEX



Exhibit								Page No. in Sequential
								Numbering System


A.	Chairman and Chief Executive's Letter
	to the Shareholders of News Corporation
	dated April 6, 2004.						6


















EXHIBIT A


News Corporation

RUPERT MURDOCH, A.C.
CHAIRMAN AND CHIEF EXECUTIVE


April 6, 2004

To our Shareholders,

I am writing to you today about an exciting new chapter in our Company's history.

News Corporation's Board of Directors has proposed a plan that, if approved by shareholders and regulators, would move the Company's place of incorporation from Australia to the United States.

While the proposed reorganization would result in you owning shares in a U.S. company, your interest in News Corporation will remain unchanged. The proposal would have no effect on our Australian operations and the Board believes there are significant benefits for the Company and its shareholders,including:

	- An expanded shareholder base that will increase demand for News Corporation shares;
	- Significant improvement in News Corporation's access to U.S. capital markets, enabling the Company to raise funds on a more attractive basis; and
	- The Company maintaining a listing on the Australian Stock Exchange and expected continued inclusion in local indices.

As part of the reorganization, News Corporation would also acquire the 58% of Queensland Press Pty Ltd presently owned by Murdoch family interests. My family will not vote its interests on any of the proposals associated with the reorganization.

Given the benefits to shareholders, your directors believe that there is a compelling case for putting this proposal to shareholders. The transactions contemplated in this proposal would be non-taxable to most shareholders. The proposal also reflects News Corporation's presence in the U.S., where we generate more than 75% of our revenues and profits.

Changing the Company's place of incorporation will not diminish News Corporation's longstanding and deep commitment to our Australian operations, nor will it change the importance of our Australian businesses to the broader Company.

I have enclosed a press release outlining the proposed reorganization, which, if approved, we expect would be completed by the end of 2004. An Information Memorandum with details of the transactions will be mailed to you in the coming months. In the meantime, if you want more information or have any questions, please visit a special website devoted to the proposal: www.newscorp.com/reorg

Yours sincerely,


Rupert Murdoch
Chairman and Chief Executive,
The News Corporation Limited

1211 AVENUE OF THE AMERICAS  NEW YORK, NEW YORK 10036  newscorp.com


News Corporation

N E W S  R E L E A S E


For Immediate Release 		Contacts: Media: Andrew Butcher  61-2-9288-1008
				          Investors: Reed Nolte   1-212-852-7092

NEWS CORPORATION PLANS TO REINCORPORATE IN THE UNITED
STATES

MOVE EXPECTED TO BENEFIT ALL SHAREHOLDERS AND
SIGNIFICANTLY EXPAND SHAREHOLDER BASE

NO CHANGE IN NEWS CORPORATION'S COMMITMENT TO
AUSTRALIA

COMPANY TO ACQUIRE MURDOCH CONTROLLING STAKE IN
QUEENSLAND PRESS PTY LTD



KEY POINTS

- Subject to regulatory, tax and court approvals, and shareholder vote, home country of incorporation would change from Australia to United States by end of 2004

- New primary listing in the U.S expected to significantly expand
Company's shareholder base and increase demand for News Corporation shares

- Incorporation in U.S. would significantly improve News Corporation's access to U.S. capital markets, enabling Company to raise funds on more attractive terms

- Company will maintain listing on Australian Stock Exchange and active presence in Australian capital markets, and expects to continue inclusion in local indices

- No change to News Corporation's operations, staff and investment in Australia

- Special committee of non-executive directors to evaluate reorganization and Queensland Press acquisition based on independent valuations

- Murdoch voting interests will not increase as a result of reorganization and acquisition of Queensland Press

- Murdoch Interests will not vote on any of the shareholder proposals

SYDNEY, Australia, April 6, 2004 - News Corporation today announced that it will pursue a reorganization that would change the Company's place of incorporation to the United States. In connection with this reorganization, News Corporation would also acquire from the Murdoch Interests the 58% controlling holdings in Queensland Press Pty Ltd (QPL) not currently owned by the Company.

The proposed reorganization would benefit all shareholders by increasing the scope and depth of the Company's shareholder base and increasing its liquidity, while maintaining News Corporation's listings on the Australian Stock Exchange. The proposal also reflects News Corporation's presence in the U.S., where more than 75% of the Company's revenues and profits are generated. For various Australian purposes, News Corporation is already treated as foreign-owned. The transactions contemplated in this proposal will be non-taxable to the vast majority of shareholders.

The proposal is subject to shareholder approval. The Murdoch family interests will not vote with other shareholders on any of the proposed transactions and the Murdoch voting interests will not increase if shareholders approve the proposal.

The Board has established a special committee of non-executive directors to evaluate the reorganization and the QPL transaction and the benefits to the Company's shareholders. The completion of the reorganization and the QPL transaction will be subject to obtaining regulatory clearances, court approvals, certain tax rulings and the requisite vote of the Company's shareholders and option holders. In addition, the reorganization and QPL transaction will be subject to obtaining independent appraisals and fairness opinions.

The special committee will retain independent legal counsel and investment banking advice to assist the committee in evaluating the reorganization and the QPL transaction. If approved by the special committee and subsequently by the Board of Directors, the transactions will be presented to an Australian court and then submitted to News Corporation's shareholders and option holders for approval. If approved, the reorganization is expected to be completed by the end of this calendar year.

Reorganization

The proposed reorganization will be accomplished under Australian law whereby existing holders of News Corporation's ordinary and preferred shares, including those ordinary shares and preferred shares represented by American Depositary Shares (ADRs), will exchange their shares for equivalent shares of voting and non-voting common stock in New News Corporation, a Delaware corporation that will become the new parent company. The new shares will have essentially the same rights as the Company's existing ordinary and preferred shares. The exchange is expected to be tax-free for the vast majority of News Corporation's shareholders.

Following the reorganization, the Board of Directors of New News Corporation would consist of the existing directors of News Corporation and New News Corporation will be renamed "News Corporation".

Benefits to Shareholders

The reincorporation is expected to benefit all shareholders by increasing the scope and depth of the shareholder base, improving trading liquidity, enhancing access to the capital markets and making the Company's shares eligible for inclusion in a variety of U.S.-based indices.

In addition, many U.S. investment institutions have formal or informal limits on ownership of non-U.S. companies' securities and on ownership of "preferred" shares, such as News Corporation's preferred shares. These limitations would not restrict the ownership of the non-voting common stock of News Corporation after the proposed reorganization.

The Company believes the increased demand for News Corporation stock following a U.S. reincorporation may narrow the historic trading discount of the non-voting shares relative to the voting shares, thereby reducing the Company's cost of capital.

The Company expects that after the reincorporation News Corporation's primary stock exchange listing will be on the New York Stock Exchange and, in addition to the Australian Stock Exchange, the Company intends to maintain a secondary listing on the London Stock Exchange.


Continuing Commitment to Australia

The reorganization would not diminish News Corporation's longstanding and ongoing commitment to its Australian operations, employees, shareholders and the local capital markets. News Corporation will continue to own, expand and improve its Australian investments and businesses, and will continue its significant affiliations with Australia. The Company will seek both a full foreign listing on the Australian Stock Exchange and continued inclusion of its shares in major Australian indices. The Company will hold periodic meetings in Australia between senior management and the Company's large Australian-based shareholders.

QPL Transaction

As part of the proposed arrangements, the special committee of the Board will also consider the acquisition by the Company of entities which own the approximately 58% controlling interest in QPL from certain entities and trusts, the beneficiaries of which include Mr. Rupert Murdoch, members of his family and certain charities (the Murdoch Interests). News Corporation currently owns the approximately 42% remaining interest in QPL. QPL, one of Australia's most profitable newspaper publishing groups, is the publisher of the Courier-Mail, Sunday Mail and other fast-growing newspapers. In addition, QPL owns an approximately 15.2% voting interest in News Corporation, currently controlled and voted by the Murdoch Interests.

The Murdoch Interests will receive voting common stock in New News Corporation in exchange for the value of their pro-rata ownership of the newspaper publishing business held by QPL and sold to the Company. The amount of New News Corporation shares issued for the Murdoch Interests' holdings of the QPL publishing business will be based on a mutually agreed valuation of the net value of that business which will be reviewed by independent appraisers and
the special committee of the Board.   The Board of Directors believes the QPL
transaction provides News Corporation with a unique opportunity to acquire 100% ownership and control of QPL, thereby simplifying the ownership of QPL, eliminating related-party considerations, and permitting consolidation of QPL for financial and tax purposes.

Resulting Ownership by Murdoch Interests

As part of the reorganization, certain of the related entities comprising the Murdoch Interests will be conveyed to News Corporation in return for shares in New News Corporation (net of certain debt being assumed by the Company). As a consequence, the Murdoch Interests will directly own shares in New News Corporation, rather than indirectly owning shares in News Corporation through various entities. Like all other shareholders, the Murdoch Interests will receive identical voting and non-voting shares in New News Corporation in exchange for the shares in News Corporation that they own directly. In addition, in connection with the QPL transaction, the Murdoch Interests will receive directly shares in New News Corporation representing their pro-rata 58% ownership in each class of the News Corporation shares currently held by QPL.

Based upon the Company's current assumptions of the value of the QPL business and the current price of News Corporation Ordinary Shares, after the completion of the proposed transactions the Murdoch Interests will directly own slightly less voting equity of New News Corporation than the voting equity of News Corporation presently held and controlled by the Murdoch Interests. In addition, the Murdoch Interests will have a slightly greater percentage of economic interest in New News Corporation resulting from the exchange of their interests in the QPL publishing business for voting stock in New News Corporation.



Required Approvals

The holders of ordinary shares, preferred shares and employee stock options, each voting as a separate class, must vote to approve the transactions. In order to be approved, 75% in number of shares held by holders in each class that vote and 50% of the number of holders in each class that vote must approve the transactions. Before the shareholders meeting, all News Corporation shareholders and option holders will receive an Information Memorandum, including opinions of independent experts, explaining the terms of the transactions.

The reorganization and the QPL transaction are subject to obtaining certain regulatory approvals, including approval of the Australian Foreign Investment Review Board and obtaining for New News Corporation a primary listing on the New York Stock Exchange and a full foreign listing on the Australian Stock Exchange and obtaining appropriate tax rulings.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP) had total assets as of December 31, 2003 of approximately US$52 billion and total annual revenues of approximately US$19 billion. News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

Information regarding the reorganization and QPL transaction, including questions and answers, will be posted on the News Corporation web site, www.newscorp.com/reorg

This press release does not constitute an offer to sell or a solicitation of an offer to buy securities of New News Corporation. The securities of New News Corporation have not been registered under the Securities Act, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. One can identify these forward-looking statements by use of words such as "strategy," "expects," "plans," "anticipates," "believes," "will," "would," "continues," "estimates," "intends," "projects," "goals," "targets," and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements include, but are not limited to, statements about the benefits of the possible reincorporation of News Corporation and the acquisition of QPL, the prospects for obtaining the necessary approvals and consents associated with the reincorporation, the effect of the reincorporation on shareholders of News Corporation and others, the effect of the reincorporation on News Corporation's access to capital markets, and News Corporation's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of News Corporation's management, and are subject to certain risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward looking statements: the ability to obtain approval of the scheme of arrangement from shareholders and the court, the ability to obtain of any necessary regulatory or other consents and approvals (including tax rulings), and the terms pursuant to which any such consents and approvals are granted or issued, the ability of New News Corporation securities to be included in certain index funds, the ability of New News Corporation to effect the reincorporation within the time schedule anticipated, the effect of the reincorporation on the share price of New News Corporation, and the occurrence of events affecting the business or operations of News Corporation or its subsidiaries or affiliates.